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SEC Mail Processing
APR 17 2023
Washington, DC

SEC FILE NUMBER
8-43278

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mutual of America Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Miseo	212-224-1879	christopher.miseo@mutualofamerica.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

	795295
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Brian Q. Severin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mutual of America Securities LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTOPHER M. MISEO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01-MI4899484
QUALIFIED IN NEW YORK COUNTY
CERT. FILED IN NEW YORK COUNTY
COMMISSION EXPIRES AUGUST 29, 2023

Notary Public

Signature:

Title:
Chairman, President and Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Equity Member and the Board of Managers
Mutual of America Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual of America Securities LLC (the Company) (a wholly owned subsidiary of Mutual of America Holding Company LLC, which is a wholly owned subsidiary of Mutual of America Life Insurance Company) as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2002.

KPMG

New York, New York
April 14, 2023

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2022

ASSETS

ASSETS:	
Cash	$ 1,730,621
Investment in mutual fund (cost $1,576,551)	1,346,984
Fees receivable	851,013
Due from affiliates	765,264
Other assets	408,414
Total assets	$ 5,102,296

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
General expenses and other liabilities	$ 438,540
Due to affiliates	1,929,853
Total liabilities	2,368,393
MEMBER'S EQUITY:	
Member's capital	$ 9,486,241
Accumulated member's deficit	(6,752,338)
Total member's equity	2,733,903
Total liabilities and member's equity	$ 5,102,296

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

INCOME:	
Fee revenue	$ 2,368,403
NAV fee income	5,706,693
Dividend income	31,475
Unrealized loss	(227,935)
Total income	7,878,636
EXPENSES:	
Salaries and benefits	1,598,423
NAV expenses	5,621,092
Regulatory and audit fees	478,829
Licenses and fees	277,541
Communications and other	8,670
Corporate service charge	4,939
Total expenses	7,989,494
Net loss	$ (110,858)

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Member's Capital	Accumulated Member's Deficit	Total Member's Equity
Balance, December 31, 2021	$ 8,486,241	$ (6,641,480)	$ 1,844,761
Capital contribution	1,000,000	-	1,000,000
Net loss	-	(110,858)	(110,858)
Balance, December 31, 2022	$ 9,486,241	$ (6,752,338)	$ 2,733,903

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (110,858)
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss in mutual fund investment	227,935
(Increase) in operating assets :	
Due from affiliates	(633,945)
Other assets	(210,209)
Fees receivable	(851,013)
Cost of mutual fund investment purchased	(31,475)
Increase in operating liabilities :	
Due to affiliates	1,788,301
General expense and other liabilities	220,195
Net cash provided by operating activities	398,931
Net cash provided by investing activities	-
Capital contribution	1,000,000
Net cash provided by financing activities	1,000,000
Net increase in cash	1,398,931
CASH, beginning of year	331,690
CASH, end of year	$1,730,621

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

1. ORGANIZATION

Mutual of America Securities LLC (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Mutual of America Holding Company, LLC (the "Parent"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America").

The Company is chartered as an introducing broker-dealer on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company will not operate as an introducing broker-dealer until and unless its Board of Managers adopts controls and procedures governing its operations as an introducing broker dealer. The Company is the sole distributor of both Mutual of America Investment Corporation ("Investment Corporation") and the Mutual of America Variable Insurance Portfolios ("VIP Funds"), also an affiliated entity. Additionally, the Company is also the sole distributor of the variable insurance products offered by Mutual of America.

2. SIGNIFICANT ACCOUNTING POLICIES

Investments

The Company's investment portfolio consists of an investment in a bond mutual fund sponsored by Investment Corporation, an affiliated entity, which is carried at fair value. Security transactions for the Company's portfolio are recorded on a trade date basis. Dividend income is recorded when declared. Changes in fair value are included in total income.

The Company values its investment at net asset value.

Fee Revenue

The Company entered into a fee revenue agreement with Capital Management under which the Company receives revenue, which cannot exceed 50% of the costs it incurs in conjunction with its operations as the principal underwriter and distributor of the Investment Corporation Funds and VIP Funds. The Company has also entered into a fee revenue agreement with Mutual of America under which the Company receives revenue equal to 50% of the expenses they incur as the principal distributor of the Variable Insurance Products offered by Mutual of America.

As the distributor of the Investment Corporation Funds, the Company also receives revenue such as recordkeeping, administrative and other fees under the NAV model sponsored by Mutual of America. In connection therewith, the Company entered into an agreement with Mutual of America whereby Mutual of America will allocate additional operating expenses to the Company equal to 98.5% of the recordkeeping, administrative and other fee revenue that the Company earns as the distributor of the NAV product. Revenue is recognized as performance obligations are satisfied throughout the year.

Capital Contributions

The Company received capital contributions of $1.0 million from its Parent.

Other Assets

Other assets consist of prepaid assets and receivables.

Estimates by Management

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the recorded amounts as of and for the year ended December 31, 2022. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers" (the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $497,164, which was $339,271 in excess of its required net capital. The Company had aggregate indebtedness of $2,368,393 at December 31, 2022; the ratio of aggregate indebtedness to net capital was 4.7638 to 1.

4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule under section (k)(1) because it is an introducing broker-dealer that does not hold funds or safe-keep customer securities.

5. INCOME TAXES

The Company is a Delaware Limited Liability Company ("LLC") and for federal income tax purposes it is treated as a disregarded entity of Mutual of America. Its financial results are included in the federal and state income tax returns of Mutual of America, as applicable.

MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

6. RELATED PARTY TRANSACTIONS

Mutual of America has incurred expenses in connection with the use of its personnel, services, property and facilities on behalf of the Company. Mutual of America allocates these expenses at cost to the Company each month, and the Company reimburses these expenses to Mutual of America at cost periodically. During 2022, such costs were $1,598,423 in salary and benefit costs. All other expenses are paid directly by the Company. Total fee revenue received by the Company from Capital Management and Mutual of America was $1,184,201 and $1,184,202, respectively.

Balances between the Company and its affiliates are generally settled on a monthly basis, which results in an open due from and/or due to affiliates at December 31, 2022.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 14, 2023, the date the financial statements were issued, and no events have occurred subsequent to the date of the Statement of Financial Condition that would require adjustment to or disclosure in the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities LLC as of December 31, 2022

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 2,733,903	3480
2.	Deduct: Ownership equity not allowable for Net Capital			0	3490
3.	Total ownership equity qualified for Net Capital			2,733,903	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 2,733,903	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition	$ 2,024,691	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities -proprietary capital charges		3600		
	D. Other deductions and/or charges	10,000	3610	(2,034,691)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net Capital before haircuts on securities positions			$ 699,212	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	202,048	3734		
	D. Undue concentration		3650		
	E. Other (List)		3736	(202,048)	3740
10.	Net Capital			$ 497,164	3750

OMIT PENNIES

Note: No material differences exist between this Computation of Net Capital and the corresponding computation included in the Company's December 31, 2022 amended unaudited Form X-17A-5 Part IIA filing dated April 12, 2023

See accompanying report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities LLC as of December 31, 2022

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$ 157,893	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 25,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 157,893	3760
14. Excess net capital (line 10 less 13)			$ 339,271	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 260,325	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 2,368,393	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$			
C. Other unrecorded amounts (List)	$	3810		3830
19. Total aggregate indebtedness		3820	$ 2,368,393	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			% 476.38	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% 0.00	3860

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25. Excess net capital (line 10 less 24)	$ N/A	3910
26. Net capital in excess of the greater of:	$ N/A	
A. 5% of combined aggregate debit items or $120,000	$ N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying report of independent registered public accounting firm.

SCHEDULE II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Mutual of America Securities LLC	December 31, 2022

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1)Limited business (mutual funds and/or variable annuities only)		X	4550
B. (k)(2)(A)-"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k)(2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis			
Name of clearing firm	4335		4570
D. (k)(3)-Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of proposed withdrawal or Accrual See below for code to enter	Name of lender	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603		4605
4610	4611	4612	4613		4615
4620	4621	4622	4623		4625
4630	4631	4632	4633		4635
4640	4641	4642	4643		4645

Total $ N/A 4699
OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: DESCRIPTIONS

1. Equity Capital
2. Subordinated Liabilities
3. Accruals

See accompanying report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Mutual of America Securities LLC	as of	12/31/2022

Computations for Determination of Reserve Requirements for Broker Dealers Under Rule 15c3-3 and Information for Possession or Control Requirements Under Rule 15c3-3

Mutual of America Securities LLC is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth in (k)(1) of SEC Rule 15c3-3 (the exemption provision). Mutual of America Securities LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(1) throughout the most recent fiscal year except as described below

For the 16 instances listed below, customer funds were not promptly transmitted to the third-party custodial bank, which carries all account of such customers.

Nature of Exception	Number of Exceptions	Dates of Exceptions
Checks were held by representatives until account paperwork could be processed	11	Feb 2022 - 1 exception May 2022 - 1 exception July 2022 - 2 exceptions Aug 2022 - 2 exceptions Oct 2022 - 1 exception Nov 2022 - 2 exceptions Dec 2022 - 2 exceptions
Checks were not remitted timely due to branch office turnover	1	Sep 2022 - 1 exception
Checks were not remitted timely due to timing of representatives vacations, holidays, and office hours	4	Jan 2022 - 3 exceptions Jun 2022 - 1 exception

See accompanying report of independent registered public accounting firm.

MUTUAL OF AMERICA SECURITIES LLC

SCHEDULE OF NONALLOWABLE ASSETS
DECEMBER 31, 2022

Fees receivable	$	851,013
Due from affiliates		765,264
Other assets		408,414
Total nonallowable assets	$	2,024,691

See accompanying report of independent registered public accounting firm.